FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 16, 2019

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS publicly-held company
CNPJ/MF Nº. 07.628.528/0001-59 NIRE Nº. 35.300.326.237

Call Notice

Ordinary And Extraordinary Shareholders’ Meeting

The Shareholders of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“Company”) are invited to attend the Ordinary and Extraordinary Shareholders’ Meeting of the Company, to be held on October 16, 2019, at 2p.m., on first notice, at the head office of the Company, in the city of São Paulo, State of São Paulo, located at Avenida Brigadeiro Faria Lima No. 1.309, 5th floor, in order to resolve on the following Agenda:

1.             Annual Ordinary Meeting:

1.1

To examine the management accounts, analyze, discuss and, when applicable, vote on the Management’s Annual Report and the Company’s Financial Statements related to the social year ended on June 30th, 2019, including the Independent Auditors’ opinion and the Fiscal Council Report.

1.2	To resolve on the allocation of the net income reported for the year ended on June 30th, 2019, and the relevant distribution of dividends.
1.3

To resolve on the determination of the number of the members to comprise the Company’s Board of Directors, pursuant to the Company’s Bylaws, as well as on the election of the members (sitting members and alternates) of the Board of Directors.

1.4	To establish the Company’s management annual overall compensation for the year initiated on July 1st, 2019.
1.5

To resolve on the election of the sitting members and the alternate members of the Company´s Fiscal Council, as well as to establish the global annual compensation of the elected members that, pursuant to the third paragraph of Article 162 of Law No. 6.404/76 (“LSA”) shall not be less, for each member, than ten percent (10%) of the average compensation assigned to the Company’s executive officers.

2.        Extraordinary Meeting:

2.1. To resolve on the following amendments to the Company's Bylaws, as detailed in marked version in the Management Proposal disclosed to the market on the date hereof:

(a) To adapt the relevant provisions of the By-laws to the new Ruling of the “Novo Mercado” issued by B3 S.A. – Brasil, Bolsa, Balcão, as a result of the reform completed in 2017;

(b) To modify certain attributions of the management bodies in order to optimize the Company's decision-making and governance processes, reinforcing its commitment to the constant improvement of its governance; and

(c) Other formal and wording amendments, as well as renumbering and cross-reference of certain provisions of the By-laws, where applicable.

General Information:

Pursuant to Article 126, of LSA, and paragraph 5º, of Article 10, of the Company’s Bylaws, those Shareholders who intend to attend the Meeting must submit the following documents at least seventy-two (72) hours prior to the Meeting: (i) a valid identification card; (ii) evidence of ownership issued by the depositary institution in the previous five (5) days and/or (iii) for the shareholders participating in the fungible custody of registered shares, the statement containing the respective equity interest issued by the competent body.

In line with article 4th of the CVM Rule No. 481/09 and according to the CVM Rule No. 165/91, as amended by CVM Rule No. 282/98, the minimum equity interest in the voting capital of the Company required for a shareholder to request the multiple vote procedure for the election of the members of the Board of Directors is five per cent (5%). Pursuant to article 141, §1º, of LSA, this right shall be exercised by the shareholders not later than forty-eight (48) hours before the Meeting.

Notwithstanding the provisions of paragraph 2 of Article 5 of CVM Instruction 481/09 and according to the practice adopted by the Company in the last calls, in order to expedite the process of holding the General Meetings, any Shareholder intending to be represented by a proxy at the Meeting shall deliver the respective power of attorney (granting special powers and having the grantors signatures duly certified by a notary public), at the Company’s headquarters, addressed to the Company’s legal department, Monday to Friday, 8:30 a.m. until 5:30 p.m., by October 11, 2019.

Copies of the documents and proposals related to the items included in the above Agenda are available to Shareholders at the Company’s headquarters and on its website (www.brasil-agro.com), as well as on the websites of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br/pt_br/) and Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br),

In order to contact the Investor Relations Department, please dial (55 11) 3035-5350 / (55 11) 3035-5374 or e-mail ri@brasil-agro.com.

São Paulo, September 16, 2019.

Eduardo S. Elsztain

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2019.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer